Exhibit 99.1

NOVADAQ ANNOUNCES FILING WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION TO TERMINATE THE REGISTRATION OF ITS COMMON SHARES

Toronto, Ontario — September 11, 2017 — NOVADAQ Technologies Inc. (NASDAQ: NVDQ) (“NOVADAQ” or the “Corporation”) today announced that, it has filed a Form 15F with the United States Securities and Exchange Commission to terminate the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and its reporting obligations under Section 13(a) of the Exchange Act.  This has been done following the closing on September 1, 2017 of its plan of arrangement under the Canada Business Corporations Act pursuant to which, among other things, Stryker Corporation acquired all of the outstanding common shares of the Corporation for US$11.75 per share in cash.

About NOVADAQ Technologies Inc.

NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real-time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. More than 250 peer-reviewed publications demonstrate that the use of SPY technology can reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. The SPY PHI open surgery portable, handheld imager is FDA 510(k) cleared and CE Marked and is indicated for the visualization of blood flow and tissue perfusion in plastic, reconstructive, micro and gastrointestinal surgeries. NOVADAQ’s LUNA Fluorescence Angiography System is intended to provide fluorescence images for the visual assessment of blood flow in vessels and related tissue perfusion during cardiovascular surgical procedures. Examples of its use in cardiovascular applications include confirming blood flow through the peripheral vasculature and in extremities. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of NOVADAQ Technologies, Inc. SPY PHI is a trademark of NOVADAQ Technologies, Inc. DermACELL is a registered trademark of LifeNet Health, Inc.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Corporation’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and the objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor inquiries please contact:

Katherine A. Owen, Stryker Corporation, 269-385-2600 or katherine.owen@stryker.com

For media inquiries please contact:

Yin Becker, Stryker Corporation, 269-385-2600 or yin.becker@stryker.com